Exhibit 99.1
ITURAN PRESENTS THIRD QUARTER 2024 RESULTS

Continued strong profitability and reiterates guidance;
Declares an $8 million dividend for the third quarter of 2024

AZOUR, Israel – November 21, 2024. Ituran Location and Control Ltd. (NASDAQ: ITRN) today announced its consolidated financial results for the third quarter 2024.

Highlights of the third quarter of 2024

•	Number of subscribers reached 2,369,000, adding a net 40,000 in the third quarter.
•	Revenue of $83.5 million, an increase of 3% year-over-year.
•	Net income increased to $13.7 million, up by 9% year-over-year.
•	EBITDA grew to $23.3 million, a 4% increase year-over-year.
•	Operating cash flow of $17.2 million.
•	The Board declared a dividend of $8 million or $0.39 per share, in line with the Company’s dividend policy.

Guidance for 2024

Management reiterates its expectations for continued revenue and profit growth, and expects to continue to add approximately 35,000 to 40,000, net new subscribers in the fourth quarter of 2024.

From a financial perspective, full-year 2024 EBITDA expectations continue to be between $90-95 million and 2025 EBITDA is targeted to surpass $100 million.

The guidance assumes that the exchange rates in the geographies in which Ituran operate do not worsen against the US dollar, and the current global macro-economic situation and the political situation in Israel do not materially deteriorate.

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said, “In the third quarter, we presented another solid quarter of results and financial performance and showed growth in the subscriber base at the top end of our expected range. Ituran’s business remains fundamentally strong across all regions with growth in the financial metrics especially when measured in local currency terms, though the strengthening dollar against local currencies in the quarter prevented these growth rates from being reflected fully in our financial results. We continue to see strong demand for our broad location-based products and telematic services and traction from our new initiatives.”

Third quarter 2024 Results

Revenues for the third quarter of 2024 were $83.5 million, a 3% increase compared with revenues of $81.1 million in the third quarter of 2023.

It is noted that the strengthening of the US dollar in the third quarter versus the various local currencies in which Ituran operates, impacted the revenues when translated into US dollars. In local currencies, revenues grew by 7% year-over-year.

71% of revenues were from location-based service subscription fees and 29% were from product revenues.

Revenues from subscription fees were $59.6 million, a decrease of 1% over the third quarter 2023 revenues. In local currencies, subscription revenues grew by 4% year-over-year.

The subscriber base expanded to 2,369,000 by the end of September 2024, marking an increase of 40,000 from the previous quarter.

Product revenues were $23.9 million, an increase of 14% year-over-year. In local currencies, product revenue grew by 15% year-over-year.

Gross profit for the quarter was $40.2 million (48.1% of revenues), a 2% increase compared with gross profit of $39.4 million (48.6% of revenues) in the third quarter of last year. In local currencies, gross profit grew by 5% year-over-year.

The gross margin in the quarter on subscription revenues improved to 58.8%, compared to 58.5% in the third quarter of last year. The gross margin on products was 21.5% in the quarter, an improvement compared with 20.3% in the third quarter of last year. The variance in the gross margin on products between quarters was due to the change in product mix sold between the quarters.

Operating income for the quarter was $18.4 million (22.0% of revenues), representing a 9% increase compared to $16.9 million (20.8% of revenues) in the third quarter of last year. In local currencies, operating income grew 14% year-over-year.

EBITDA for the quarter was $23.3 million (27.9% of revenues), an increase of 4% compared with EBITDA of $22.5 million (27.8% of revenues) in the third quarter of last year. In local currencies, EBITDA grew 9% year-over-year.

Net income for the third quarter of 2024 was $13.7 million (16.4% of revenues) or diluted earnings per share of $0.69, an increase of 9% compared to $12.5 million (15.4% of revenues) or diluted earnings per share of $0.63 in the third quarter of last year. In local currencies, net income grew 14% year-over-year.

Cash flow from operations for the third quarter of 2024 was $17.2 million.

On the balance sheet, as of September 30, 2024, the Company had cash, including marketable securities, of $67.5 million and debt of $0.2 million, amounting to a net cash position of $67.3 million. This is compared with cash, including marketable securities, of $53.6 million and debt of $0.6 million, amounting to a net cash position of $53.0 million, as of year-end 2023.

Dividend

The Board of Directors declared a dividend for the quarter of $8 million, in line with the Company’s dividend policy. This dividend is the same as that of the prior quarter and 60% increased over that of the year-ago quarter.

The current dividend takes into account the Company’s continuing strong profitability, ongoing positive cash flow and strong balance sheet.

Conference Call Information

The Company will also be hosting a conference call later today, Thursday, November 21, 2024 at 10am Eastern Time.

On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 860 9642
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number:  +972 3 918 0609
at:
10:00am Eastern Time, 7:00am Pacific Time, 5:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors, as well as factors related to the global COVID-19 pandemic.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance, financing industries and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to over 2.3 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 2,800 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO & VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@ekgir.com EK Global Investor Relations (US) +1 212 378 8040

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of September 30, 2024

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of September 30, 2024

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
(In thousands)	September 30, 2024	December 31, 2023
	(unaudited)
Current assets
Cash and cash equivalents	67,465	53,434
Investments in marketable securities	32	119
Accounts receivable (net of allowance for doubtful accounts)	47,876	45,390
Other current assets	51,193	52,724
Inventories	23,959	26,872
	190,525	178,539
Long-term investments and other assets
Investments in affiliated companies	739	714
Investments in other companies	2,113	2,213
Other non-current assets	3,430	3,989
Deferred income taxes	13,785	14,452
Funds in respect of employee rights upon retirement	20,440	18,525
	40,507	39,893

Property and equipment, net	34,332	41,955

Operating lease right of use assets, net	6,933	8,071

Intangible assets, net	9,108	10,830

Goodwill	39,265	39,400

Total assets	320,670	318,688

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
(In thousands)	September 30, 2024	December 31, 2023
	(unaudited)
Current liabilities
Credit from banking institutions	169	355
Accounts payable	17,247	20,842
Deferred revenues	24,114	27,117
Other current liabilities	45,240	44,150
	86,770	92,464
Long-term liabilities
Loan from bank institution	-	237
Liability for employee rights upon retirement	26,190	24,562
Deferred income taxes	562	1,116
Deferred revenues	12,594	13,259
Operating lease liabilities, non-current	4,334	4,774
Others non-current liabilities	2,145	2,027
	45,825	45,975

Stockholders' equity	182,959	174,454
Non-controlling interests	5,116	5,795
Total equity	188,075	180,249

Total liabilities and equity	320,670	318,688

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
	Nine months period ended September 30,		Three months period ended September 30,
(in thousands, except per share data)	2024	2023	2024	2023
	(unaudited)		(unaudited)
Revenues:

Telematics services	180,943	175,115	59,591	60,152
Telematics products	72,431	67,055	23,888	20,901
	253,374	242,170	83,479	81,053
Cost of revenues:

Telematics services	75,320	73,627	24,574	24,985
Telematics products	58,550	53,782	18,748	16,658
	133,870	127,409	43,322	41,643

Gross profit	119,504	114,761	40,157	39,410
Research and development expenses	13,607	12,746	4,490	4,392
Selling and marketing expenses	11,291	10,108	4,019	3,502
General and administrative expenses	41,571	42,330	13,264	14,614
Other expenses (income), net	(99)	127	24	9
Operating income	53,134	49,450	18,360	16,893

Other expenses, net	-	(3)	-	-
Financing income (expenses), net	165	101	34	(53)
Income before income tax	53,299	49,548	18,394	16,840
Income tax expenses	(11,234)	(10,821)	(4,029)	(3,601)
Share in losses of affiliated companies, net	(301)	(822)	(179)	(195)
Net income for the period	41,764	37,905	14,186	13,044
Less: Net income attributable to non-controlling interest	(1,948)	(1,787)	(533)	(530)
Net income attributable to the Company	39,816	36,118	13,653	12,514

Basic and diluted earnings per share attributable to Company’s shareholders	2.00	1.80	0.69	0.63

Basic and diluted weighted average number of shares outstanding (in thousands)	19,894	20,096	19,894	19,912

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Nine months period ended September 30,		Three months period ended September 30,
(in thousands)	2024	2023	2024	2023
	(unaudited)		(unaudited)
Cash flows from operating activities
Net income for the period	41,764	37,905	14,186	13,044
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	15,586	15,661	4,935	5,610
Loss in respect of marketable securities and other investments	85	57	50	110
Increase in liability for employee rights upon retirement	2,245	2,281	565	691
Share in losses of affiliated companies, net	301	822	179	195
Deferred income taxes	(1,340)	(1,695)	(104)	(301)
Capital loss (gain) on sale of property and equipment, net	14	35	109	(11)
Decrease (increase) in accounts receivable	(4,792)	(1,795)	1,752	1,157
Decrease (increase) in other current and non-current assets	(5,328)	(4,109)	(957)	2,866
Decrease in inventories	2,591	901	1,062	1,510
Decrease in accounts payable	(2,382)	(2,953)	(4,198)	(3,892)
Increase (decrease) in deferred revenues	186	4,768	(186)	(459)
Increase (decrease) in other current and non-current liabilities	2,645	3,561	(158)	17
Net cash provided by operating activities	51,575	55,439	17,235	20,537

Cash flows from investment activities
Increase in funds in respect of employee rights upon
retirement, net of withdrawals	(2,337)	(1,933)	(822)	(773)
Capital expenditures	(9,144)	(10,193)	(2,835)	(3,911)
Return from (investment in) affiliated and other companies, net	(2)	(556)	(59)	51
Investment in long-term deposit	(81)	(140)	(104)	(95)
Sale of marketable securities	-	99	-	-
Proceeds from sale of property and equipment	389	144	96	86
Net cash used in investment activities	(11,175)	(12,579)	(3,724)	(4,642)

Cash flows from financing activities
Repayment of long-term loan	-	(11,488)	-	(3,581)
Short term credit from banking institutions, net	(384)	1,486	(53)	1,301
Dividend paid	(20,291)	(8,618)	(7,758)	(3,001)
Dividend paid to non-controlling interests	(3,261)	(3,327)	(1,631)	(1,640)
Acquisition of company shares	-	(6,613)	-	(1,896)
Net cash used in financing activities	(23,936)	(28,560)	(9,442)	(8,817)
Effect of exchange rate changes on cash and cash equivalents	(2,433)	(2,271)	186	(1,404)
Net change in cash and cash equivalents	14,031	12,029	4,255	5,674
Balance of cash and cash equivalents at beginning of the period	53,434	27,850	63,210	34,205
Balance of cash and cash equivalents at end of the period	67,465	39,879	67,465	39,879

Supplementary information on financing activities not involving cash flows:

In August 2024, the Company declared a dividend in an amount of US$ 8 million. The dividend was paid in October 2024.

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